UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Conseco, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

208464883
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 208464883

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,801,460
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 14,801,460
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,801,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 208464883

1	NAME OF REPORTING PERSON STEEL PARTNERS II MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,801,460
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 14,801,460
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,801,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 208464883

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,801,460
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 14,801,460
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,801,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 208464883

1	NAME OF REPORTING PERSON WEBFINANCIAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,801,460
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 14,801,460
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,801,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 208464883
1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,801,460
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 14,801,460
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,801,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 208464883

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - **
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 - **
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 - **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 208464883

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 shall be deemed to amend and restate in their entirety Items 2, 3, 5 and 6 and add additional exhibits to Item 7 of the Schedule 13D.  The primary purpose of amending the Schedule 13D is to add WebFinancial L.P. as a Reporting Person as a result of the acquisition by WebFinancial L.P. of all the limited partnership interests of Steel Partners II, L.P. effective on January 1, 2009.

Item 2.	Identity and Background.

(a)           This statement is filed by Steel Partners II, L.P., a Delaware limited partnership (“Steel Partners II”), Steel Partners II Master Fund L.P., a Cayman Islands exempted limited partnership (“Steel Master”), Steel Partners LLC, a Delaware limited liability company (“Partners LLC”), WebFinancial L.P., a Delaware limited partnership (“Web L.P.”), Warren G. Lichtenstein and Jack L. Howard.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Master is the owner of approximately 99% of the limited partnership interests in Web L.P.  Web L.P. is the sole limited partner of Steel Partners II.  Partners LLC is the manager of Web L.P., Steel Partners II and Steel Master.  The general partner of Steel Partners II has delegated to Partners LLC the exclusive power to vote and dispose of the securities held by Steel Partners II.  Warren G. Lichtenstein is the manager of Partners LLC.  Jack L. Howard is President of Partners LLC, a global management firm.  By virtue of these relationships, each of Steel Master, Partners LLC, Web L.P. and Mr. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers of Partners LLC, as of the date hereof.

(b)           The principal business address of each of Steel Partners II, Partners LLC, Web L.P., Warren G. Lichtenstein and Jack L. Howard is 590 Madison Avenue, 32nd Floor, New York, New York 10022.  The principal business address of Steel Master is c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(c)           The principal business of Steel Partners II, Steel Master, Web L.P. and Warren G. Lichtenstein is engaging in a variety of operating businesses.  The principal business of Partners LLC is serving as the manager of Web L.P., Steel Partners II and Steel Master.  The principal occupation of Jack L. Howard is serving as President of Partners LLC and serving as a principal of Mutual Securities, Inc., a registered broker dealer.

(d)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Warren G. Lichtenstein, Jack L. Howard and the persons listed on Schedule A are citizens of the United States of America.

CUSIP NO. 208464883

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 14,801,460 Shares owned by Steel Partners II is approximately $148,893,151, including brokerage commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.

Steel Partners II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 184,751,551 Shares outstanding, which is the total number of Shares outstanding as of October 29, 2008 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 10, 2008.

As of the close of business on January 2, 2009, Steel Partners II beneficially owned 14,801,460 Shares, constituting approximately 8.0% of the Shares outstanding.  By virtue of their relationships with Steel Partners II discussed in further detail in Item 2, each of Steel Master, Partners LLC, Web L.P. and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

Jack L. Howard does not directly own any Shares.  Mr. Howard, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 14,801,460 Shares owned by Steel Partners II.  Mr. Howard disclaims beneficial ownership of such Shares.

(b)           Each of the Reporting Persons may be deemed to have the sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by Steel Partners II.

(c)           Schedule B annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 6 to the Schedule 13D.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.  Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 208464883

As of the close of business on January 2, 2009, Steel Partners II was a party to certain equity swap arrangements (the “Swap Arrangements”) with UBS Securities LLC as counterparty.  Pursuant to these Swap Arrangements, Steel Partners II has agreed to pay to or receive from such counterparty, an amount of cash equal to the change in price on a total of 875,000 Shares.  The Swap Arrangements require cash settlement.  Steel Partners II has no right to physical settlement.  Steel Partners II does not have voting or dispositive power with respect to any Shares that may be actually owned by the counterparty to hedge its position in the Swap Arrangements.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Steel Partners II, L.P., Steel Partners II Master Fund L.P., Steel Partners LLC, WebFinancial L.P., Warren G. Lichtenstein and Jack L. Howard, dated January 5, 2009.

99.2	2009 Powers of Attorney.

CUSIP NO. 208464883

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2009	STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC General Partner

	By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II MASTER FUND L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Manager

WEBFINANCIAL L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Jack L. Howard
JACK L. HOWARD

CUSIP NO. 208464883

SCHEDULE A

Executive Officers of Steel Partners LLC

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, President	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Sanford Antignas, Managing Director, Chief Operating Officer and Secretary	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Michael Falk, Vice President, Chief Financial Officer, Treasurer and Assistant Secretary	Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 208464883

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 6 to the Schedule 13D

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

STEEL PARTNERS II, L.P.

Common Stock	(250,000)	2.7282	11/14/08
Common Stock	(250,000)	2.7391	11/14/08
Common Stock	89,000	2.6800	11/14/08
Common Stock	(350,000)	2.5070	11/17/08
Common Stock	(44,700)	2.4449	11/17/08
Common Stock	150,000	3.5214	12/19/08
Common Stock	150,000	3.5214	12/19/08
Common Stock	37,500	3.6137	12/22/08
Common Stock	37,500	3.6137	12/22/08
Common Stock	150,000	3.6494	12/22/08
Common Stock	150,000	3.6494	12/22/08
Common Stock	12,500	3.5878	12/23/08
Common Stock	12,500	3.5878	12/23/08
Common Stock	162,500	3.6119	12/23/08
Common Stock	162,500	3.6119	12/23/08
Common Stock	75,000	3.5234	12/24/08
Common Stock	75,000	3.5234	12/24/08
Common Stock	150,000	3.7238	12/26/08
Common Stock	150,000	3.7238	12/26/08
Common Stock	150,000	3.6638	12/29/08
Common Stock	150,000	3.6638	12/29/08
Common Stock	6,600	4.8882	12/31/08
Common Stock	6,600	4.8882	12/31/08
Common Stock	27,500	4.4471	12/31/08
Common Stock	27,500	4.4471	12/31/08
Common Stock	150,000	4.8404	12/31/08
Common Stock	150,000	4.8404	12/31/08
Common Stock	175,000	4.8327	01/02/09
Common Stock	175,000	4.8327	01/02/09

CUSIP NO. 208464883

STEEL PARTNERS II MASTER FUND L.P.

None

STEEL PARTNERS LLC

None

WEBFINANCIAL L.P.

None

WARREN G. LICHTENSTEIN

None

JACK L. HOWARD

None